Exhibit 99.1

Reconciliation between U.S. GAAP and IFRS Accounting Standards

The Company’s consolidated financial statements for its primary listing in the United States are prepared in accordance with the accounting principles generally accepted in the United States of America (the “U.S. GAAP”). As a secondary listed issuer of the Hong Kong Stock Exchange, the Company is required to include a reconciliation statement in our annual financial statements starting from the first full financial year commencing on or after January 1, 2022, and in all subsequent financial statements (including interim financial statements)1.

For our interim reporting with the Hong Kong Stock Exchange for the six month period ended June 30, 2025, we have prepared and included as Appendix, the reconciliation statement of the unaudited condensed consolidated statement of comprehensive loss for the six months ended June 30, 2025 and the unaudited condensed consolidated balance sheets as of June 30, 2025 of the Company, its subsidiaries and consolidated VIEs (collectively referred to as “the Group”) between the accounting policies adopted by the Group of the relevant period in accordance with U.S. GAAP and IFRS Accounting Standards as issued by the International Accounting Standards Board (together, the “Reconciliation Statement”).

PricewaterhouseCoopers, the auditor of the Company in Hong Kong, has performed a limited assurance engagement on the Reconciliation Statement in accordance with International Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”.

1 According to the HKEX Guidance Letter HKEX-GL111-22 Footnote 22, a secondary listed issuer listed in the US is not required to prepare a reconciliation statement in respect of its US GAAP quarterly financial statements which are published pursuant to overseas rules and regulations.

Appendix

Reconciliation between U.S. GAAP and IFRS Accounting Standards

The unaudited consolidated condensed statement of comprehensive loss and the unaudited condensed consolidated balance sheets are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards. The effects of material differences between the unaudited interim condensed consolidated financial information of the Group prepared under U.S. GAAP and IFRS Accounting Standards are as follows:

Reconciliation of unaudited condensed consolidated statement of comprehensive loss

	For the six months ended June 30, 2025
	Amounts under U.S. GAAP	IFRS adjustments									Amounts under IFRS Accounting Standards
		RMB (in thousands)
		Share-based compensation	Convertible notes	Derivative financial instrument -capped call options	Redeemable non- controlling interests	Available- for-sale debt securities	Equity securities without readily determinable fair value	Leases	Warranty Accrual	Software
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)	Note (vi)	Note (vii)	Note (viii)	Note (ix)
Cost of revenues	(28,226,317)	10,547	-	-	-	-	-	82,627	10,372	-	(28,122,771)
Research and development	(6,188,435)	378,719	-	-	-	-	-	27,122	-	-	(5,782,594)
Selling, general and administrative	(8,365,684)	135,405	-	-	-	-	-	169,792	-	-	(8,060,487)
Loss from operations	(11,326,986)	524,671	-	-	-	-	-	279,541	10,372	-	(10,512,402)
Interest and investment income	280,745	-	(56,296)	-	-	-	3,511	-	-	-	227,960
Interest expenses	(457,610)	-	183,497	-	(292,864)	-	-	(282,624)	(72,359)	-	(921,960)
Loss on extinguishment of debt	(14,660)	-	14,660	-	-	-	-	-	-	-	-
Fair value changes of convertible notes	-	-	(154,151)	-	-	-	-	-	-	-	(154,151)
Loss before income tax expense	(11,697,264)	524,671	(12,290)	-	(292,864)	-	3,511	(3,083)	(61,987)	-	(11,539,306)
Net loss	(11,744,834)	524,671	(12,290)	-	(292,864)	-	3,511	(3,083)	(61,987)	-	(11,586,876)

	For the six months ended June 30, 2025
	Amounts under U.S. GAAP	IFRS adjustments									Amounts under IFRS Accounting Standards
		RMB (in thousands)
		Share-based compensation	Convertible notes	Derivative financial instrument -capped call options	Redeemable non- controlling interests	Available- for-sale debt securities	Equity securities without readily determinable fair value	Leases	Warranty Accrual	Software
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)	Note (vi)	Note (vii)	Note (viii)	Note (ix)
Fair value change on convertible notes due to own credit risk	-	-	88,230	-	-	-	-	-	-	-	88,230
Changes in the fair value of equity instruments at fair value through other comprehensive income or loss	-	-	-	-	-	-	(3,511)	-	-	-	(3,511)
Total other comprehensive income	260,479	-	88,230	-	-	-	(3,511)	-	-	-	345,198
Total comprehensive loss	(11,484,355)	524,671	75,940	-	(292,864)	-	-	(3,083)	(61,987)	-	(11,241,678)
Accretion on redeemable non-controlling interests to redemption value	(292,864)	-	-	-	292,864	-	-	-	-	-	-
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(11,771,889)	524,671	75,940	-	-	-	-	(3,083)	(61,987)	-	(11,236,348)

	For the six months ended June 30, 2024
	Amounts under U.S. GAAP	IFRS adjustments									Amounts under IFRS Accounting Standards
		RMB (in thousands)
		Share-based compensation	Convertible notes	Derivative financial instrument -capped call options	Redeemable non- controlling interests	Available- for-sale debt securities	Equity securities without readily determinable fair value	Leases	Warranty Accrual	Software
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)	Note (vi)	Note (vii)	Note (viii)	Note (ix)
Cost of revenues	(25,178,158)	15,686	-	-	-	-	-	85,798	126,786	-	(24,949,888)
Research and development	(6,082,738)	226,530	-	-	-	-	-	11,460	-	-	(5,844,748)
Selling, general and administrative	(6,754,256)	106,596	-	-	-	-	-	113,444	-	-	(6,534,216)
Loss from operations	(10,603,371)	348,812	-	-	-	-	-	210,702	126,786	-	(9,917,071)
Interest and investment income	713,524	-	(43,867)	-	-	-	24,480	-	-	-	694,137
Interest expenses	(347,016)	-	196,364	-	(162,546)	-	-	(299,762)	(73,545)	-	(686,505)
Loss on extinguishment of debt	(11,326)	-	11,326	-	-	-	-	-	-	-	-
Fair value changes on financial instruments measured at fair value through profit or loss	-	-	-	(49,838)	-	-	-	-	-	-	(49,838)
Fair value changes of convertible notes	-	-	2,367,552	-	-	-	-	-	-	-	2,367,552
Loss before income tax expense	(10,221,551)	348,812	2,531,375	(49,838)	(162,546)	-	24,480	(89,060)	53,241	-	(7,565,087)
Net loss	(10,230,560)	348,812	2,531,375	(49,838)	(162,546)	-	24,480	(89,060)	53,241	-	(7,574,096)

	For the six months ended June 30, 2024
	Amounts under U.S. GAAP	IFRS adjustments									Amounts under IFRS Accounting Standards
		RMB (in thousands)
		Share-based compensation	Convertible notes	Derivative financial instrument -capped call options	Redeemable non- controlling interests	Available- for-sale debt securities	Equity securities without readily determinable fair value	Leases	Warranty Accrual	Software
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)	Note (vi)	Note (vii)	Note (viii)	Note (ix)
Fair value change on convertible notes due to own credit risk	-	-	(99,099)	-	-	-	-	-	-	-	(99,099)
Changes in the fair value of equity instruments at fair value through other comprehensive income or loss	-	-	-	-	-	-	(24,480)	-	-	-	(24,480)
Total other comprehensive income	96,951	-	(99,099)	-	-		(24,480)	-	-	-	(26,628)
Total comprehensive loss	(10,133,609)	348,812	2,432,276	(49,838)	(162,546)	-	-	(89,060)	53,241	-	(7,600,724)
Accretion on redeemable non-controlling interests to redemption value	(162,546)	-	-	-	162,546	-	-	-	-	-	-
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(10,287,337)	348,812	2,432,276	(49,838)	-	-	-	(89,060)	53,241	-	(7,591,906)

Reconciliation of unaudited condensed consolidated balance sheets

	As of June 30, 2025
	Amounts under U.S. GAAP	IFRS adjustments									Amounts under IFRS Accounting Standards
		RMB (in thousands)
		Share-based compensation	Convertible notes	Derivative financial instrument -capped call options	Redeemable non- controlling interests	Available- for-sale debt securities	Equity securities without readily determinable fair value	Leases	Warranty Accrual	Software
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)	Note (vi)	Note (vii)	Note (viii)	Note (ix)
Prepayments and other current assets	4,444,995	-	-	-	500,000	-	-	-	-	-	4,944,995
Financial assets at fair value through profit or loss	-	-	-	-	-	175,407	-	-	-	-	175,407
Financial assets at fair value through other comprehensive income or loss	-	-	-	-	-	-	500,771	-	-	-	500,771
Property, plant and equipment, net	26,805,111	-	-	-	-	-	-	-	-	(237,862)	26,567,249
Intangible assets, net	29,648	-	-	-	-	-	-	-	-	237,862	267,510
Long-term investments	2,710,730	-	-	-	-	(175,407)	(500,771)	-	-	-	2,034,552
Right-of-use assets	12,958,244	-	-	-	-	-	-	(429,495)	-	-	12,528,749
Total assets	100,045,845	-	-		500,000	-	-	(429,495)	-	-	100,116,350
Current portion of long-term borrowings	792,198	-	(6,517)	-	-	-	-	-	-	-	785,681
Accruals and other liabilities	17,310,010	-	(72,351)	-	-	-	-	-	-	-	17,237,659
Financial liabilities measured at amortized cost	-	-	-	-	8,234,861	-	-	-	-	-	8,234,861
Financial liabilities at fair value through profit or loss	-	-	6,136,903	-	-	-	-	-	-	-	6,136,903
Long-term borrowings	9,113,178	-	(8,136,775)	-	-	-	-	-	-	-	976,403
Other non-current liabilities	10,439,053	-	-	-	-	-	-	-	(638,775)	-	9,800,278
Total liabilities	93,429,881	-	(2,078,740)	-	8,234,861	-	-	-	(638,775)	-	98,947,227
Redeemable non-controlling interests	7,734,861	-	-	-	(7,734,861)	-	-	-	-	-	-
Mezzanine equity	7,734,861	-	-	-	(7,734,861)	-	-	-	-	-	-
Additional paid-in capital	122,894,093	709,437	-	(614,849)	8,311,034	-	-	-	-	-	131,299,715
Accumulated other comprehensive loss	843,138	-	(520,481)	-	-	-	83,274	-	-	-	405,931
Accumulated deficit	(124,807,714)	(709,437)	2,599,221	614,849	(8,311,034)	-	(83,274)	(429,495)	638,775	-	(130,488,109)
Total shareholders’ equity	(1,118,897)	-	2,078,740	-	-	-	-	(429,495)	638,775	-	1,169,123

	As of December 31, 2024
	Amounts under U.S. GAAP	IFRS adjustments									Amounts under IFRS Accounting Standards
		RMB (in thousands)
		Share-based compensation	Convertible notes	Derivative financial instrument -capped call options	Redeemable non- controlling interests	Available- for-sale debt securities	Equity securities without readily determinable fair value	Leases	Warranty Accrual	Software
		Note (i)	Note (ii)	Note (iii)	Note (iv)	Note (v)	Note (vi)	Note (vii)	Note (viii)	Note (ix)
Prepayments and other current assets	3,632,956	-	-	-	500,000	-	-	-	-	-	4,132,956
Financial assets at fair value through profit or loss	-	-	-	-	-	173,918	-	-	-	-	173,918
Financial assets at fair value through other comprehensive income or loss	-	-	-	-	-	-	504,282	-	-	-	504,282
Property, plant and equipment, net	25,892,904	-	-	-	-	-	-	-	-	(361,781)	25,531,123
Intangible assets, net	29,648	-	-	-	-	-	-	-	-	361,781	391,429
Long-term investments	3,126,007	-	-	-	-	(173,918)	(504,282)	-	-	-	2,447,807
Right-of-use assets	12,797,158	-	-	-	-	-	-	(426,412)	-	-	12,370,746
Total assets	107,604,612	-	-		500,000	-	-	(426,412)	-	-	107,678,200
Current portion of long-term borrowings	3,397,622	-	(2,706,285)	-	-	-	-	-	-	-	691,337
Accruals and other liabilities	16,041,079	-	(79,457)	-	-	-	-	-	-	-	15,961,622
Financial liabilities at fair value through profit or loss	-	-	8,949,938	-	-	-	-	-	-	-	8,949,938
Financial liabilities measured at amortized cost	-	-	-	-	7,941,997	-	-	-	-	-	7,941,997
Long-term borrowings	11,440,755	-	(8,166,996)	-	-	-	-	-	-	-	3,273,759
Other non-current liabilities	8,628,596	-	-	-	-	-	-	-	(700,762)	-	7,927,834
Total liabilities	94,098,069	-	(2,002,800)	-	7,941,997	-	-	-	(700,762)	-	99,336,504
Redeemable non-controlling interests	7,441,997	-	-	-	(7,441,997)	-	-	-	-	-	-
Mezzanine equity	7,441,997	-	-	-	(7,441,997)	-	-	-	-	-	-
Additional paid-in capital	118,688,242	1,234,108	-	(614,849)	8,018,170	-	-	-	-	-	127,325,671
Accumulated other comprehensive loss	582,659	-	(608,711)	-	-	-	86,785	-	-	-	60,733
Accumulated deficit	(113,068,210)	(1,234,108)	2,611,511	614,849	(8,018,170)	-	(86,785)	(426,412)	700,762	-	(118,906,563)
Total shareholders’ equity	6,064,546	-	2,002,800	-	-	-	-	(426,412)	700,762	-	8,341,696

Basis of Preparation

The Directors of the Company are responsible for preparation of the Reconciliation Statement in accordance with the relevant requirements of the HKEX Guidance Letter HKEX-GL111-22 Footnote 22. The Reconciliation Statement was prepared based on the Group’s unaudited interim condensed consolidated financial information for the six months ended June 30, 2025 prepared under U.S. GAAP, with adjustments made (if any) thereto in arriving at the unaudited financial information of the Group prepared under IFRS Accounting Standards. The adjustments reflect the differences between the Group’s accounting policies under U.S. GAAP and IFRS Accounting Standards.

(i)	Share-based compensation

Under U.S. GAAP, the Group has elected to recognize compensation expense using the straight-line method for all employee equity awards granted with graded vesting over the requisite service period.

Under IFRS Accounting Standards, the graded vesting method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

(ii)	Convertible notes

Under U.S. GAAP, the convertible notes are measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expense using effective interest method over the period from issuance date to maturity date.

Under IFRS Accounting Standards, the Group’s convertible notes are designated as at fair value through profit or loss such that the convertible notes are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the convertible notes that are attributed to changes in own credit risk are presented in other comprehensive income and the remaining fair value changes are presented in the profit or loss.

(iii)	Derivative financial instruments-capped call options

Under U.S. GAAP, the costs for the capped call options are recorded as deduction of additional paid-in capital within total shareholders’ deficit.

Under IFRS Accounting Standards, the capped call options are recognized as financial assets at fair value through profit or loss such that they are initially recognized at fair value and subsequent to initial recognition, the amounts of changes in fair value are recognized in the profit or loss.

(iv)	Redeemable non-controlling interests

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this “in-between” category is to indicate that a security may not be a permanent part of equity. The Group classifies the redeemable non-controlling interests as mezzanine equity in the consolidated balance sheets and are recorded initially at fair value, net of issuance costs. The Group recognizes accretion to the respective redemption value of the redeemable non-controlling interests over the period starting from issuance date to the earliest redemption date. In addition, the Group recognizes the receivables from a redeemable non-controlling shareholder as a reduction of mezzanine equity.

Under IFRS Accounting Standards, the Group’s obligation to purchase its own equity instruments for cash is recognized as a financial liability initially at the present value of the redemption amount and reclassified from equity. Subsequently, the financial liability is measured at amortized cost using the effective interest rate method. In addition, the Group recognizes the receivables from a redeemable non-controlling shareholder in assets given the Group has a contractual right to receive cash.

(v)	Available-for-sale debt securities

Under U.S. GAAP, the Group reports available-for-sale debt securities measured at fair value at each balance sheet date with the aggregate unrealized gains and losses, net of tax, reflected in other comprehensive income.

Under IFRS Accounting Standards, since those debt investments could not meet the definition of the equity instrument from the perspective of issuer, and the contractual cashflow of these financial assets does not represent solely payments of principal and interest, thus they should be reclassified from long-term investments to financial assets measured at fair value through profit or loss such that they are initially recognized at fair values and subsequent to initial recognition, the amounts of changes in fair value are recognized in the profit or loss.

(vi)	Equity securities without readily determinable fair value

Under U.S. GAAP, the Group elected to measure an equity security without a readily determinable fair value using a measurement alternative that measures the securities at cost minus impairment, if any, plus or minus changes resulting from subsequent qualifying observable price changes.

Under IFRS Accounting Standards, the Group elected to measure the investments in equity instruments at fair value through other comprehensive income or loss (FVOCI). Fair value changes of these investments were recognized in the other comprehensive income or loss.

(vii)	Leases

Under U.S. GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in profit or loss.

Under IFRS Accounting Standards, the right-of-use assets are generally depreciated on a straight-line basis while the interest expense related to the lease liabilities are measured under the effective interest method, which results in higher expenses in earlier periods and lower expenses in later periods. The amortization of the right-of-use assets is recorded as lease expense and the interest expense is required to be presented in separate line item.

(viii)	Warranty accrual

Under U.S. GAAP, warranty accrual is generally recorded at the amount that will be paid to settle the provisions and there is a policy choice to discount the warranty accrual. The Group elects to record the warranty accrual without considering the discount of the provisions.

Under IFRS Accounting Standards, there is no accounting policy choice and the initial amount of the warranty accrual is the present value of the anticipated cash flows expected to be required to settle the obligation. The carrying amount of the warranty accrual increases in each period to reflect the passage of time with said increase recognized as an interest expense.

(ix)	Software

Under U.S. GAAP, software is not presented as intangible assets and so the Group records software in property, plant and equipment.

Under IFRS Accounting Standards, software is reported under the intangible assets category. Accordingly, software is reclassified from property, plant and equipment to intangible assets.